December 9, 2009

Mr. Jeffrey Gordon, Staff Accountant

Ms. Jeanne Baker, Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-4631

RE:	Momentive Performance Materials Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the periods ended March 29, 2009 and June 28, 2009
File No. 333-146093

Dear Mr. Gordon and Ms. Baker:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 24, 2009 (the “SEC Comment Letter”) regarding the above referenced Momentive Performance Materials Inc. (the “Company”) filings (the “Reports”).

We have responded to each of your comments below and, where indicated, in the attached Annex A. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Also for ease of the Staff’s review, the Company’s responses are set forth below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Staff’s Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We have included in this response letter (including, where indicated, in Annex A hereto) examples of additional disclosures and revisions to the disclosures in the Reports, numbered to correspond to the numbered comments contained in the SEC Comment Letter. The Company confirms that, where applicable, it will include disclosures similar in scope and detail to these additional and revised disclosures in its future filings.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 31

2.	Staff’s Comment: We have reviewed your response to prior comment 4 from our letter dated October 15, 2009 and have the following additional comments:

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We note that you believe your determination that you have two reporting units, Quartz and Silicones, is appropriate. Please provide us a comprehensive discussion and revise your disclosure to address how you determined you only have two reporting units pursuant to SFAS 142. Paragraph 30 of SFAS 142 states that a reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. You should also disclose whether you aggregate two or more components in your Silicones reporting unit. Please clarify whether discrete financial information is prepared at any level lower than the Silicones reporting unit level. If so, please tell us who uses this information and for what purpose. Refer also to EITF Topic No. D-101 for additional guidance.

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Your response indicates that the only change between the goodwill impairment test in 2007 and 2008 was the use of the market multiple method. Please enhance your disclosure in future filings to clarify that the use of the market multiple method was added in 2008 due to the economic environment, significant volatility in the stock market, and the indication of impairment through the discounted cash flow model. Please note that these types of changes should clearly be disclosed in your filings.

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Please further enhance your disclosure to address the facts and circumstances leading to your goodwill impairment charge during the year ended December 31, 2008. Your disclosure should provide specific information regarding what underlying business conditions in 2008 caused you to change your estimates of future results, and how your estimates changed, instead of simply providing general disclosure that the economic slowdown resulted in significantly lower demand for your products.

Response to first bullet: Below is a comprehensive discussion that describes how management determined that the Company has two reporting units, Silicones and Quartz, pursuant to SFAS 142.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

Evaluation of Reporting Units within the Silicones Segment

Management of the Company determined the Silicones operating segment to be a single reporting unit pursuant to paragraph 30 of SFAS 142 because we concluded that the geographic regions were separate components that met the criteria to be aggregated as a single reporting unit.

We respectfully submit to the Staff that the Silicones business is managed as a single global component by segment management and based solely on this management approach, as discussed further below, we believe that the Silicones operating segment meets the definition of a single reporting unit in accordance with the guidance of SFAS No. 142 and EITF Topic No. D-101. However, based on the availability of discrete financial information, by geographic area (Europe, Asia/Pacific, Americas), that is regularly reviewed by segment management, we evaluated the economic similarities of each region, as permitted by SFAS 142, to determine if it is appropriate to aggregate them as a single reporting unit. Discrete financial information at a level below the geographic region is also available for statutory and consolidated reporting purposes, but is not regularly reviewed by segment management.

As noted above, we manage the Silicones business as a single component. The segment’s management team consists of key strategic global roles that drive business direction and strategy at the total Silicones level. The Company’s management structure includes key global positions such as the Global Operations leader, a Chief Technology Officer, a Chief Commercial Officer, a Global Environmental Health Safety (EHS) leader, as well as global positions in Legal, Human Resources and Information Technology functions. These positions set the global strategy for going to market, new product introductions, global inventory management/production strategy, research and development emphasis, etc. These positions also establish the direction and focus of the business on a global basis as one integrated component in order to optimize segment earnings. The Silicones regional executives and directors disclosed in our Form 10-K for the year ended December 31, 2008 do not have the authority to independently make strategic decisions (i.e. operations, technology, commercial, and environmental health & safety policies) within their respective regions. Rather, their role is to assist with the execution of the centrally determined Silicones global strategies in the regions in which they reside. In addition, the geographic executives and directors help to maintain customer relationships and ensure compliance with local laws and regulations.

While discrete financial information of regional operating results is available, segment management does not utilize this information to make strategic and operational decisions for each regional area as if it were a separate component. Rather, this discrete financial information is available because of the financial reporting structure inherited upon the acquisition of the Company and the review of this information is only performed to ensure that the geographic regions are operating in accordance with the global strategies that have been set for the entire Silicones business by segment management. Segment management does not focus on the results of a specific region on a stand-alone basis, but rather on the impact of the region on the overall strategy and operating results of the global component.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

For example, the Chief Commercial Officer, a member of segment management, manages an organization that includes Global Marketing Directors, Global Product Managers and Global Marketing Managers. This global organization focuses on sales and marketing for the entire Silicones business. Throughout the year, the Commercial organization convenes to review key metrics, such as sales, volume and average selling prices. This organization also develops growth programs, makes decisions to invest in specific technologies and manages overall profitable growth on a global Silicones basis. In addition, global pricing strategies and guidelines are developed and any deviation from the global guidelines must be approved by the Chief Commercial Officer. The Chief Commercial Officer reviews certain regional commercial results to ensure that the regions are in compliance with the guidelines set forth by his organization, not to manage the regions as if they were separate components.

In a similar fashion, the Global Operations Leader, also a member of segment management, manages an organization that includes a global supply chain group, as well as various global procurement leaders. This organization focuses on the manufacturing operations and material sourcing for the entire Silicones business.

Throughout the year, the Operations organization regularly performs a variety of global reviews including those by the Global Investment Council, which decides on the optimal utilization of the annual capital budget, SIOP (Sales, Inventory and Operation Planning) reviews which set the production levels of each plant to optimize the global production capacity and the inventory council reviews which ensure the optimal use of key raw materials, intermediates and finished goods inventory. These reviews are designed to set and review the global operations and manufacturing strategies and establish guidelines for the entire Silicones business. Similar to the Chief Commercial Officer, the Global Operations Leader reviews certain discrete financial information for the regions to ensure compliance and execution of the global production guidelines and strategies by the regions and to plan the use of our global manufacturing assets in order to optimize global production output and minimize production costs. He does not manage the regions as if they were separate components.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

We also note that the Global EHS Leader, also a member of segment management, as well as his staff, are integral members of the capital reviews and Investment Council meetings and make decisions regarding EHS policies and initiatives on a global basis for Silicones.

EITF Topic No. D-101 further supports the Company’s perspective that the Silicones operating segment is a single reporting unit. EITF Topic No. D-101 states:

The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity. As noted in the basis for conclusions of Statement 142, “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated” (paragraph B102) “That approach reflects the Board’s belief that the information an entity reports for internal use will reflect the way the overall entity is managed” (paragraph B103).

In addition, when discussing the review of discrete financial information by segment management, the EITF Topic states:

The approach used in Statement 142 to determine reporting units is similar to the one used to determine operating segments in Statement 131; however, Statement 142 focuses on how operating segments are managed rather than how the entity as a whole is managed. The approach in Statement 142 is consistent with the Board’s intent that reporting units should reflect the way an entity manages its operations.

However, as discussed earlier, discrete financial information is available for each region and is regularly reviewed by members of segment management. Therefore, the Company assessed the economic characteristics of each region to determine if they would qualify for aggregation into one reporting unit, as prescribed by SFAS 142. The results of our evaluation further supported the conclusion that the Silicones operating segment represents a single reporting unit. In determining if the regions of the Silicones segment have similar economic characteristics, the Company evaluated guidance provided by SFAS No. 142, which references paragraph 17 of SFAS No. 131. Paragraph 17 lists specific criteria that are indicators of similar economic performance. For example, similar long-term average gross margins would be expected if their

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

economic characteristics were similar. For the Silicones business, contribution margins (sales less cost of sales excluding depreciation) generated by each region are in a narrow range (approximately 25% to 28%) for fiscal year 2008. In addition, the contribution margins for the geographic regions utilized in the 2009 operating plan were also in a narrow range of 27% to 28%.

The additional criteria in paragraph 17 are:

1.	The nature of the components’ products and services

2.	The nature of the production processes

3.	The type or class of customer for their products and services

4.	The methods used to distribute their products or provide their services

5.	If applicable, the nature of the regulatory environment

EITF Topic No. D-101 also indicates that the Board did not intend that every factor listed in paragraph 17 of SFAS No. 131 must be met in order for two components to be considered economically similar, nor that the consideration of whether or not two components were economically similar was limited to the factors listed in paragraph 17. The FASB staff provided the following additional factors to consider:

6.	The manner in which an entity operates its business and the nature of those operations

7.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

8.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

9.	Whether the components support and benefit from common R&D projects

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

The similarities within the Silicones reporting units as they relate to criteria 1, 2, 3, 4, 6, 8 and 9 were discussed in our response to the Staff on November 10, 2009 and are included below:

The nature of the products and services – Silicones are a multi-functional family of materials used in a wide variety of products and serve as a critical ingredient in many construction, transportation, personal care, electronic, consumer and agricultural uses. Application development engineering services offered are similar across all product lines, with many customers buying several of the Company’s products for use in their manufacturing processes, and frequently transitioning from one product to another in order to maximize an application’s performance requirements. As noted earlier, the Chief Commercial Officer develops product pricing strategies, and various Global Product and Supply Chain Managers are responsible for the execution of these global strategies.

Global production processes – The Company is one of the world’s largest producers of silicones and silicone derivatives, with leading positions in various product lines and geographic areas. The Company’s scale, global reach and breadth of product offerings allow Silicones to serve global customers with precise specifications in various geographic regions. The production processes for all Silicones product lines are similar chemical processes, with numerous shared manufacturing facilities and assets across the globe. Strategic geographic production locations are involved in the production of intermediates (e.g., siloxane) for multiple end use products. These production locations also supply intermediate material to the various finishing plants located around the globe. As such, there are significant, recurring intercompany transactions that are necessary to operate the business as a global company. As noted earlier, the decisions on where to source and produce products are made centrally for the entire Silicones business.

Global customers – The Silicones business uses its global platform to deliver products to customers efficiently on a worldwide basis. The Company has a significant amount of global customers with similar product needs globally. Similar products are offered, manufactured and delivered in all regions of the globe.

Shared services and costs – As described above, certain centralized functions and resources support the Silicones business, including marketing, EHS, legal, human resources and information technology. In addition, the Silicones business relies on globally managed R&D and technology projects to develop business and industry-focused applications and realize productivity. The Company’s engineers and chemists conduct research and development projects in in-house laboratories. Our research and development efforts focus on the global development of new applications for existing products and technological advances that we anticipate leading to new products. The centrally managed R&D initiatives that support the Silicones business are supported by several R&D centers that are globally dispersed but function as an integrated network to develop products that support our global customer base and, therefore, benefit the entire Silicones business.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

In regards to criteria 5 and 7:

If applicable, the nature of the regulatory environment – The Silicones operations are subject to extensive legal requirements intended to protect human health and the environment. These requirements govern, among other things, air emissions, wastewater discharges, waste disposal, health and safety of employees, and the use, management, and transportation of hazardous chemicals. The Global EHS leader oversees environmental, regulatory and legal requirements to ensure compliance globally with the extensive standards described above.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component business working in concert – The Company’s scale, global reach and breadth of product offerings allow the Company to serve global customers with precise specifications in various geographic regions from various locations. There are significant, recurring intercompany transactions that are necessary to operate the business as a global company and sustain the enterprise value that gave rise to the goodwill. Cross-region material sales transactions in 2008 approximated $350 million. The interdependence of the regional operations makes the recoverability of the goodwill necessarily dependent on the global operations of the Silicones business.

The Company respectfully submits that, as detailed above, the economic characteristic evaluation as prescribed in SFAS No. 131, No. 142 and EITF Topic No. D-101 supports the fact that the geographic regions can be aggregated into one reporting unit when evaluated as separate components of the Silicones segment.

Evaluation of Reporting Units within the Quartz Segment

In regards to the Quartz business, as described in our response to the Staff on November 10, 2009, Quartz is a global business engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. The Company analyzed the operations of the Quartz segment and noted that, although Quartz has manufacturing capabilities in Europe and the Pacific, all key strategic, operational, sales, customer support, sourcing and resource management processes are maintained centrally in the United States for the global business. In addition, the Quartz business does generate discrete financial information for its operations in Europe and the Pacific however, this information is prepared solely for statutory and consolidation purposes and is not reviewed by segment management. As such, the Company concluded that the Quartz operating segment constituted a reporting unit for purposes of the SFAS No. 142 goodwill impairment evaluation as of December 31, 2008 and for the year then ended.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

The current disclosure in the Company’s Form 10-K will be enhanced to read as follows:

Based on the guidance provided by SFAS No. 142, we have determined that the Silicones and Quartz operating segments represent the two reporting units for the purposes of the annual goodwill impairment evaluation. Segment management manages Silicones as a global business; however, discrete financial information is prepared for the three geographic regions of the segment and is regularly reviewed by segment management. Pursuant to SFAS No. 142, the three geographic regions represent components of the Silicones segment, however, based on their economic similarities, they can be aggregated to form one reporting unit. Segment management for Quartz does not review discrete financial information for its geographic regions, and therefore, it represents one reporting unit.

Response to second bullet: In response to the Staff’s comment, the Company will expand its disclosure in its future filings, as applicable, to include the following disclosure:

Due to the economic environment in 2008, significant volatility in the stock market, and the indication of impairment through the discounted cash flow model, management also deemed it appropriate to incorporate the market multiple model so as to factor in external market conditions and peer company information.

Response to third bullet: In response to the Staff’s comment, the Company will further expand the disclosure provided its Form 10-K and in the response to the Staff on November 10, 2009 to read as follows:

During the fourth quarter of 2008, we recorded a pre-tax goodwill impairment charge of $700.0 million and $157.5 million for our Silicones and Quartz reporting units, respectively, on the Consolidated Statement of Operations. The changes to fair value in the reporting units that triggered the impairment charges were attributable to the deterioration in economic conditions in late 2008, as opposed to any fundamental problems with the business as a whole.

During the first three quarters of 2008, we experienced strong sales and profitability for our global business. At the end of the third quarter of 2008, the sudden deterioration in economic conditions had a significant negative impact on credit availability and led to a global economic slowdown that introduced uncertainty into the short- and mid-term outlook for our business and industry. The economic slowdown resulted in more cautious customer spending behavior and significantly lower demand for our products compared to prior years across virtually all of our end

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

markets. Concurrent with the depths of the recession, during the fourth quarter of 2008, we experienced sudden and unforeseen significant year-over-year sales decreases in both of our reporting units and a continued significant reduction in our customer order rates. Customer order rates decreased approximately 35% between September 2008 and October 2008 and remained at that level for the remainder of 2008. As a result of the precipitous drop in orders and through the course of the strategic planning process, management changed the estimates of future results, including forecasts of sales, operating income and cash flows of each reporting unit.

Through the first quarter of 2009, and as incorporated in management’s forecasts, the weak demand had persisted. Due to several factors out of our control, we had limited insight into the depth and length of this unprecedented economic downturn and the impact it would have on the demand for our products and the business as a whole in 2009. However, we expected to benefit from declines in prices for certain raw materials, and expected to continue to focus on cost reduction and other initiatives to increase the efficiency of our operations and control labor costs.

Results of Operations, page 33

3.	Staff’s Comment: We have reviewed your response to prior comment 6 from our letter dated October 15, 2009. Please further enhance your disclosure to quantify the incremental impact of each individual business reason discussed on the overall change in the cost of sales, excluding depreciation and selling, general and administrative expenses line items. For example, in regards to cost of sales, excluding depreciation, please individually quantify the amount of the increase that was attributable to an increase in inflation on raw material, energy and transportation costs, as well as changes in foreign currency exchange rates, partially offset by lower sales volume and the inventory fair value step up cost related to purchase accounting in 2007. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Response: We continually review and enhance our MD&A to communicate, in our judgment, changes in operating results that are material to investors and in compliance with Regulation S-K Item 303(a)(3). We are at all times mindful that disclosure of certain specific competitive data that is not material to investors could benefit our customers or vendors to the Company’s detriment. Attached as Annex A-3 is the Company’s proposed enhanced MD&A along with the ‘Effects of Inflation’ sections that we feel addresses Regulation S-K Item 303(a)(3)(iv).

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

Financial Measures that Supplement GAAP, page 43

4.	Staff’s Comment: We have reviewed your response to prior comment 8 from our letter dated October 15, 2009. Your definition of Adjusted EBITDA allows you to add back certain non-cash, non-operating or non-recurring charges that are deducted in calculating net income, as well as add estimated cost savings and operating synergies related to operational changes ranging from restructuring to acquisitions to dispositions as if such event occurred on the first day of the four consecutive fiscal quarter period ended on or before the occurrence of such event and/or exclude one-time transition expenditures that you anticipate you will need to incur to realize cost savings before such savings have occurred. While we do not object to your discussion of Adjusted EBITDA in your liquidity section as it relates to your compliance with debt covenants, it is not clear how your use of Adjusted EBITDA as a performance measure complies with Item 10(e) of Regulation S-K and our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please advise or revise accordingly.

Response: In general, we disclose Adjusted EBITDA in order to permit our investors to understand our compliance with debt covenants, in accordance with Answer 10 of the Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We respectfully submit that the Company has not cited, and does not plan to cite, Adjusted EBITDA as a performance measure. In particular, our discussion of EBITDA and Adjusted EBITDA on page 43 of our Form 10-K notes that we use EBITDA as one criterion for evaluating our performance and as an operating performance measure, as permitted by Item 10(e) of Regulation S-K, but we make no similar claims for our use of Adjusted EBITDA and present it in the cited section solely to present the required reconciliation to net income. We note that language in our subsequent Forms 10-Q states, in the context of explaining how Adjusted EBITDA is calculated, that the measure reflects our financial performance based on operational factors subject to certain exclusions. In response to the Staff’s comment and to eliminate the possibility of any confusion or misinterpretation, we will remove such language in future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2009

Item 1 – Financial Statements

Note 6 – Indebtedness, page 11

5.

Staff’s Comment: We have reviewed your response to prior comment 16 from our letter dated October 15, 2009. Based on the Form 8-K/A filed on May 12, 2009 in which you announced that you commenced private offers to exchange no more than

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

$200,000,000 aggregate principal amount of 12.5% notes for certain of your outstanding unsecured notes, we note that Apollo held some of the outstanding unsecured notes that were being offered in the exchange. Please quantify the amount of debt Apollo exchanged, as well as any other related party if applicable. In addition, you disclose in the Form 8-K filed on June 10, 2009 that the exchange offers were oversubscribed. As such, please tell us how you handled the oversubscription, including how the exchange of debt was allocated amongst holders of the previously outstanding unsecured notes. Please also address the guidance set forth in footnote 1 to paragraph 20 of APB 26 with regard to any exchange of debt with Apollo as well as any other related party.

Response: As disclosed in the Form 8-K filed on June 10, 2009, the Company exchanged certain of its outstanding 9 3/4% Senior Notes due 2014, 9% Senior Notes due 2014, 10 1/8 / 10 7/8 % Senior Toggle Notes due 2014 (collectively, the “old senior notes”) and 11 1/2% Senior Subordinated Notes due 2016 (the “old subordinated notes,” and, together with the old senior notes, the “old notes”), for approximately $200,000,000 aggregate principal amount of 12 1/2% Second-Lien Senior Secured Notes due 2014. The exchange offers were conducted under a “reverse Dutch auction” procedure, in which the clearing prices for the various tranches of bonds were determined by reference to the indicative offer prices submitted by the participants in the exchange offer. In each tranche, all notes held by persons who submitted indicative offer prices below the clearing price determined under this procedure for such tranche were accepted for exchange at the clearing price (plus early tender payments for persons who submitted their tenders prior to a specified deadline). All notes held by persons who submitted indicative offer prices equal to the clearing price were accepted for exchange on a pro rata basis, which had the effect of eliminating the oversubscription.

Apollo was required to submit its tender on an irrevocable basis immediately upon launching the exchange offers and was not permitted to withdraw, revoke or amend its submission, the principal amount of notes it offered to exchange or the indicative offer prices for those notes. Other than this precautionary submission procedure, which ensured that Apollo did not have any information regarding the offer that was not available to other bondholders, Apollo was in all cases treated equally to all other participating holders of notes, and was in fact subject to the same proration criteria as all other bondholders.

In response to the specific comment relating to footnote 1 to paragraph 20 of APB 26, the Company respectfully notes for the Staff that management evaluated the related party aspect of the debt exchange and concluded that, based on the following facts, the exchange with Apollo was treated as an arms-length transaction and there was no element of a capital transaction with the Company in connection with the debt exchange:

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Apollo purchased a portion of the old notes on the open market from third parties subsequent to December 2007 when the old notes were registered with the SEC. Apollo did not purchase the old notes in connection with or in anticipation of the debt exchange.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

•

The exchange transaction with Apollo was not simply an extinguishment of debt in which Apollo forgave the amount of the old notes they held, nor did Apollo pay off the debt to third parties on behalf of the Company. Furthermore, the Company and Apollo did not consummate the exchange transaction under a standalone private agreement. Rather, the debt exchange was executed pursuant to the reverse Dutch auction process, in which Apollo was required to follow the same terms and conditions as set forth for all the other, unrelated note holders participating in the auction.

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Furthermore, Apollo’s portion of the exchanged debt was less than 15% of the total recorded book value of the old notes exchanged. Consequently, the majority of the old notes exchanged were exchanged with unrelated parties. These terms and conditions were in all cases the same as those applied to the old notes exchanged by Apollo, which further supports that the underlying transaction with Apollo was arms-length in nature.

6.	Staff’s Comment: Please disclose the primary business reasons for entering into an agreement with Apollo enabling you to purchase some or all of certain of your debt securities acquired by Apollo or its affiliates for a period of 180 days unless such securities are sold or transferred to an unaffiliated third party. Please also address any accounting implication which may occur if you do purchase debt securities from Apollo.

Response: In early 2009, Apollo determined that the Company’s bonds were undervalued and would be an attractive investment for Apollo, which in the ordinary course of its business invests in the debt of portfolio companies as well as other companies. Apollo recognized that the Company might also have an interest in retiring a portion of its debt at a discount to face value. Therefore, prior to engaging in the debt trades, Apollo inquired of the Company whether it had such interest and the Company, while indicating it did not have an interest at the time, requested that Apollo grant the right outlined in the Staff’s Comment in the event that in the future the Company’s liquidity position improved and such a purchase was attractive. To date, the Company has not elected to exercise the right it received under the agreement.

In the event that the Company does purchase debt securities from Apollo under this agreement, any potential gain arising from the transaction would be treated as a capital contribution as opposed to being recognized on the consolidated statement of operations.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2009

Item 1 – Financial Statements

Note 6 – Indebtedness, page 11

7.	Staff’s Comment: You entered into an amendment with respect to the credit agreement governing your senior secured credit facility. Pursuant to the amendment, your lenders agreed to waive compliance with the senior secured leverage ratio maintenance covenant for the fiscal quarters ending September 27, 2009 and December 31, 2009. In light of this, please tell us how you applied the guidance in EITF 86-30 in determining that a portion of your loan balances as of September 27, 2009 should appropriately be classified as long-term.

Response: We respectfully advise the Staff that, although the Company did enter into the aforementioned amendment to the credit agreement, the Company did not violate the covenant related to the maintenance of the senior secured leverage ratio. As disclosed on page 36 of the Company’s Form 10-Q for the quarterly period ended September 27, 2009, the Company maintained a senior secured leverage ratio of 4.09 to 1 as of September 27, 2009, which was in compliance with the unamended credit agreement. Furthermore, based on current Company projections, we do not expect to be in violation of the covenant at any of the measurement periods for the next twelve months. The combination of these factors led to the determination that the Company’s loan balances (excluding the portion due within twelve months) should continue to be classified as long-term.

*    *    *    *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact Mr. Anthony Colatrella, at (518) 533-4756, or Mr. Douglas Johns, at (518) 533-4662.

Sincerely,

/s/ Anthony S. Colatrella
Anthony S. Colatrella Chief Financial Officer

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

ANNEX A-3

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

	For fiscal year ended
	December 31, 2008		December 31, 2007
	(dollars in millions)
Net sales - Silicones	$2,383.3	90.3%	$2,264.3	89.2%
Net sales - Quartz	255.9	9.7%	273.5	10.8%

Net sales	2,639.2		2,537.8
Costs and expenses:
Cost of sales, excluding depreciation	1,837.8	69.6%	1,653.1	65.1%
Selling, general and administrative expenses	660.0	25.0%	683.8	26.9%
Research and development expenses	75.7	2.9%	78.6	3.1%
Restructuring and other costs	44.8	1.7%	40.1	1.6%
Goodwill impairment charge	857.5	32.5%	0.0	0.0%

Operating income (loss)	(836.6)	(31.7)%	82.2	3.2%
Other income (expenses)
Interest expense, net	(277.0)	(10.5)%	(281.6)	(11.1)%
Other income (expense), net	5.5	0.2%	(20.0)	(0.8)%

Income (loss) before income taxes	(1,108.1)	(42.0)%	(219.4)	(8.6)%
Income taxes	(110.5)	(4.2)%	34.8	1.4%

Net income (loss)	(997.6)	(37.8)%	(254.2)	(10.0)%
Net (income) loss attributable to the noncontrolling interest	0.5	—	(0.1)	—

Net income (loss) attributable to Momentive Performance Materials Inc.	$(997.1)	(37.8)%	$(254.3)	(10.0)%

Net Sales. Net sales in the fiscal year ended December 31, 2008 were $2,639.2 million, compared to $2,537.8 million for the same period in 2007, an increase of 4.0%. The increase was primarily due to an increase in selling prices and exchange rate fluctuations of 9.5%, partially offset by a decrease in sales volume of 5.0%.

Net sales for our Silicones segment in the fiscal year ended December 31, 2008 were $2,383.3 million, compared to $2,264.3 million for the same period in 2007, an increase of 5.3%. The increase was primarily due to an increase in selling prices and exchange rate fluctuations of 8.2%, partially offset by a decrease in sales volume of 4.5%. Selling price improvements were seen in all regions and were initiated to offset basic raw material inflation. Volume was down specifically in the U.S. and Western Europe due to the economic slowdown and global credit tightness.

We continue to focus on providing more high-value specialty products to our customers versus lower-margin commoditized or core products. Specialty product sales continue to improve as a percentage of total Silicones sales.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

Net sales for our Quartz segment in the fiscal year ended December 31, 2008 were $255.9 million, compared to $273.5 million for the same period in 2007, a decrease of 6.4%. The decrease was primarily due to lower sales volume in semiconductor related products. Capital spending continues to be depressed in the semiconductor sector.

Cost of Sales, excluding Depreciation. Cost of sales, excluding depreciation, in the fiscal year ended December 31, 2008 were $1,837.8 million compared to $1,653.1 million for the same period in 2007, an increase of 11.2%. The increase was primarily due to an increase in inflation on raw material, energy and transportation costs of 12.8%, partially offset by lower sales volume of 5% and the inventory fair value step up cost related to purchase accounting of $30.0 million in 2007. In addition, cost of sales was unfavorably impacted by changes in foreign currency exchange rates.

Cost of sales, excluding depreciation, for our Silicones segment was $1,681.6 million, compared to $1,499.3 million for the same period in 2007, an increase of 12.2%. The increase was primarily due to an increase in inflation on raw material, energy and transportation costs of 13.5%, as well as changes in foreign currency exchange rates. The increase was partially offset by lower sales volume of 4.5% and the inventory fair value step up cost related to purchase accounting in 2007.

Cost of sales, excluding depreciation, for our Quartz segment was $156.2 million compared to $153.8 million for the same period in 2007, an increase of 1.6%. The increase was primarily due to an increase in inflation on raw material and energy costs, partially offset by lower sales volume and the inventory fair value step up cost related to purchase accounting in 2007.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in the fiscal year ended December 31, 2008 were $660.0 million, compared to $683.8 million for the same period in 2007, a decrease of 3.5%. The decrease was primarily due to lower depreciation and amortization expense of $57 million and management’s efforts to reduce operating expenses through productivity and cost reduction initiatives, partially offset by foreign currency exchange rate fluctuations.

Research and Development Expenses. Research and development expenses in the fiscal year ended December 31, 2008 were $75.7 million, compared to $78.6 million for the same period in 2007, a decrease of 3.7%. The decrease was primarily due to the timing of program expenditures.

Restructuring and Other Costs. Restructuring and other costs in the fiscal year ended December 31, 2008 were $44.8 million, compared to $40.1 million for the same period in 2007. For the fiscal year ended December 31, 2008, these costs were comprised of restructuring costs (primarily severance payments associated with a workforce reduction) of $20.9 million and other services of $23.9 million. For the fiscal year ended December 31, 2007, these costs were comprised of restructuring costs of $6.0 million and other services (primarily retention, benefit payments, consulting and other services) of $34.1 million.

Goodwill Impairment Charge. During the fourth quarter of 2008, we recorded a pre-tax goodwill impairment charge of $700.0 million and $157.5 million for our Silicones and Quartz reporting units, respectively, on the Consolidated Statement of Operations. The changes to fair value in the reporting units that triggered the impairment charges were primarily attributable to the deterioration in economic conditions in late 2008, as opposed to any fundamental problems with the business as a whole.

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

During the first three quarters of 2008, we experienced strong sales and profitability for our global business. At the end of the third quarter of 2008, the sudden deterioration in economic conditions had a significant negative impact on credit availability and led to a global economic slowdown that introduced uncertainty into the short- and mid-term outlook for our business and industry. The economic slowdown resulted in more cautious customer spending behavior and significantly lower demand for our products compared to prior years across virtually all of our end markets. Concurrent with the depths of the recession, during the fourth quarter of 2008, we experienced sudden and unforeseen significant year-over-year sales decreases in both of our reporting units and a continued significant reduction in our customer order rates. Customer order rates decreased approximately 35% between September 2008 and October 2008 and remained at that level for the remainder of 2008. As a result of the precipitous drop in orders and through the course of the strategic planning process, management changed the estimates of future results, including forecasts of sales, operating income and cash flows of each reporting unit.

Through the first quarter of 2009, and as incorporated in management’s forecasts, the weak demand had persisted. Due to several factors out of our control, we had limited insight into the depth and length of this unprecedented economic downturn and the impact it would have on the demand for our products and the business as a whole in 2009. However, we expected to benefit from declines in prices for certain raw materials, and expected to continue to focus on cost reduction and other initiatives to increase the efficiency of our operations and control labor costs.

Interest Expense, Net. Interest expense, net for the fiscal year ended December 31, 2008 was $277.0 million, compared to $281.6 million for the same period in 2007. The decrease was primarily due to overall lower variable interest rates on our variable-rate term loans and the principal payments we made on the term loans under our senior secured credit facility on March 28, 2008, which were based on our excess cash flow in 2007, partially offset by foreign currency exchange rate fluctuations.

Other Income (Expense), Net. Other income in the fiscal year ended December 31, 2008 was $5.5 million, compared to other expense of $20.0 million for the same period in 2007. The change in other expense was primarily due to a gain associated with our foreign currency forward contracts in 2008 compared to a loss in 2007. For the year ended December 31, 2008, other income included an unrealized gain of $11.8 million partially offset by a realized loss of $6.7 million. For the year ended December 31, 2007, other expense included an unrealized loss of $17.8 million and a realized loss of $3.6 million.

Income Taxes. The effective income tax rate was 9.98% for the year ended December 31, 2008 compared to – 15.87% for the year ended December 31, 2007. The change in the effective tax rate in 2008 was primarily due to an increase in the amount of loss before income taxes, changes in the tax rates applied in the various jurisdictions in which we operate, foreign exchange gains, goodwill impairment, the maintenance of a full valuation allowance against a

Mr. Jeffrey Gordon and Ms. Jeanne Baker

December 9, 2009

substantial amount of our net deferred tax assets and the reversal of a deferred tax liability for certain long-lived taxable temporary differences. The valuation allowance, which relates principally to U.S. deferred tax assets, was maintained based on our assessment that a portion of the deferred tax assets will likely not be realized. In 2007, deferred tax liabilities were established in certain jurisdictions due to basis differences in goodwill.

Net Loss. Net loss in the fiscal year ended December 31, 2008 was $997.1 million, compared to net loss of $254.3 million for the same period in 2007. The decrease was a result of the effects described above.

Effect of Inflation

In 2008, inflation in certain costs, such as silicon metal, methanol, natural gas and wages, significantly impacted our operating results, but the overall effect on our operating results was partially offset by increased selling prices and cost reduction actions. In 2007 and 2006, while inflation in costs impacted our operating results, it had a minimal effect as overall inflation was offset by increased selling prices and cost reduction actions. We cannot assure investors, however, that we will be able to offset general inflation with increased selling prices and cost reduction actions in the future.